Exhibit 99.1

May 9, 2023

Centerra Gold Inc.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Centerra Gold Inc. (“Centerra” or the “Corporation”) held on May 9, 2023. Each of the matters set forth below is described in greater detail in the Notice of Meeting and Management Information Circular dated March 28, 2023 (the “Circular”) which was made available to Shareholders prior to the Meeting.

155,170,238 Centerra common shares (“Shares”) were represented at the Meeting, representing 70.95% of the Corporation’s issued and outstanding common shares. The matters voted upon at the Meeting and the results of the voting are set out below.

1.	Election of Directors

On a vote by ballot, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Richard W. Connor	146,253,294	98.29%	2,537,987	1.71%
Wendy Kei	148,071,887	99.52%	719,393	0.48%
Michael S. Parrett	138,660,198	93.19%	10,131,081	6.81%
Jacques Perron	148,074,024	99.52%	717,255	0.48%
Sheryl K. Pressler	147,537,900	99.16%	1,253,380	0.84%
Paul Tomory	148,117,772	99.55%	672,507	0.45%
Paul N. Wright	148,062,277	99.51%	729,003	0.49%
Susan Yurkovich	146,457,364	98.43%	2,333,916	1.57%

2.	Appointment of Auditor

On a vote by ballot, KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until its successor is duly appointed, and the directors were authorized to fix the auditor’s remuneration. The results of the ballot were as follows:

Votes For	% For	Votes Withheld	% Withheld
150,296,622	96.86%	4,873,616	3.14%

3.	Approval of Omnibus Incentive Plan

On a vote by ballot, the resolution approving the Corporation’s Omnibus Incentive Plan and the grant of awards thereunder as described in the Circular was passed. The results of the ballot were as follows:

Votes For	% For	Votes Against	% Withheld
141,012,923	94.77%	7,778,356	5.23%

1 University Avenue, Suite 1500	416 204 1953 fax: 416 204 1954
Toronto, Ontario, M5J 2P1	www.centerragold.com

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4.	Advisory Vote on Executive Compensation

On a vote by ballot, the non-binding advisory resolution approving the Corporation’s approach to executive compensation as outlined in the Circular was passed. The results of the ballot were as follows:

Votes For	% For	Votes Against	% Withheld
144,767,796	97.30%	4,023,483	2.70%

CENTERRA GOLD INC.

(signed) “Yousef Rehman”

Yousef Rehman

Executive Vice President, General Counsel & Corporate Secretary

1 University Avenue, Suite 1500	416 204 1953 fax: 416 204 1954
Toronto, Ontario, M5J 2P1	www.centerragold.com